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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
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                           AMENDMENT NO. 15
                                  to
                            SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT
                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934
                 ------------------------------------

                             CONRAIL INC.

                       (Name of Subject Company)
                 ------------------------------------

                             CONRAIL INC.

                 (Name of Person(s) Filing Statement)
                 ------------------------------------

                Common Stock, par value $1.00 per share
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                              208368 10 0
                 (CUSIP Number of Class of Securities)
                 ------------------------------------

  Series A ESOP Convertible Junior Preferred Stock, without par value
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                                  N/A
                 (CUSIP Number of Class of Securities)
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                           James D. McGeehan
                          Corporate Secretary
                             Conrail Inc.
                          2001 Market Street
                          Two Commerce Square
                   Philadelphia, Pennsylvania 19101
                            (215) 209-4000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        Robert A. Kindler, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000




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


                             INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on November 6, 1996, and amended on November 7, 1996, November 8, 1996, November 13, 1996, November 18, 1996, November 20, 1996,
November 21, 1996, November 26, 1996, December 3, 1996, December 6, 1996, December 12, 1996, December 20, 1996, January 3, 1997, January 10, 1997 and January 14, 1997 (as amended, the "Norfolk Schedule 14D-9"), with respect to an offer by Atlantic Acquisition Corporation, a Pennsylvania corporation ("Atlantic") and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Norfolk"), to purchase all the issued and outstanding Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the Norfolk Schedule 14D-9.


Item 8.  Additional Information to be Furnished.

     Item 8 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     On January 15, 1997, the United States Court of Appeals for the Third Circuit (the "Third Circuit") denied Norfolk's motion for an order enjoining the Pennsylvania Special Meeting pending the appeal of the decision of the United States District Court for the Eastern District of Pennsylvania denying Norfolk's motion, among other things, for a preliminary injunction on the grounds that the Exclusivity Period contained in the Merger Agreement is invalid and that a control transaction under Subchapter 25E of the PBCL had occurred. Conrail and CSX issued a joint press release on January 15 with respect to such denial of Norfolk's motion by the Third Circuit. A copy of the press release is attached as Exhibit (a)(22) hereto and is incorporated herein by reference.


Item 9.  Materials to be filed as Exhibits.

     Item 9 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (a)(22) Text of joint press release issued by Conrail and CSX dated January 15, 1997 (incorporated by reference to Exhibit (a)(18) to the Second
              CSX 14D-9).

                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    CONRAIL INC.



                                    By  /s/ Timothy T. O'Toole
                                       -------------------------------------
                                       Name:  Timothy T. O'Toole
                                       Title: Senior Vice President--Finance


Dated as of January 16, 1997

                             EXHIBIT INDEX

Exhibit                  Description                         Page No.
-------                  -----------                         --------

*(a)(1)     Text of press release issued by Conrail
            dated October 23, 1996 (incorporated by
            reference to Exhibit (a)(9) to the
            Solicitation/Recommendation Statement on
            Schedule 14D-9 of Conrail Inc. dated October
            16, 1996, as amended (the "CSX 14D-9")).......
*(a)(2)     Text of press release issued by Norfolk,
            dated October 23, 1996 (incorporated by
            reference to Exhibit (a)(8) to the CSX
            14D-9)........................................
*(a)(3)     Text of press release issued by Conrail and
            CSX dated November 6, 1996....................
*(a)(4)     Letter to shareholders of Conrail dated
            November 6, 1996..............................
*(a)(5)     Text of press release issued by Conrail,
            dated November 7, 1996 (incorporated by
            reference to Exhibit (a)(16) to the CSX
            14D-9)........................................
*(a)(6)     Text of press release issued by Conrail,
            dated November 7, 1996 (incorporated by
            reference to Exhibit (a)(17) to the CSX
            14D-9)........................................
*(a)(7)     Text of press release issued by Conrail,
            dated November 8, 1996 (incorporated by
            reference to Exhibit (a)(18) to the CSX
            14D-9)........................................
*(a)(8)     Text of press release issued by Conrail and
            CSX, dated November 13, 1996 (incorporated
            by reference to Exhibit (a)(19) to the CSX
            14D-9)........................................
*(a)(9)     Text of press release issued by Conrail and
            CSX dated November 19, 1996 (incorporated by
            reference to Exhibit (a)(20) to the CSX
            14D-9)........................................
*(a)(10)    Text of press release issued by Conrail and
            CSX dated November 20, 1996 (incorporated by
            reference to Exhibit (a)(21) to the CSX
            14D-9)........................................

Exhibit                  Description                         Page No.
-------                  -----------                         --------

*(a)(11)    Text of press release issued by CSX dated
            November 21, 1996 (incorporated by reference
            to Exhibit (a)(22) to the CSX 14D-9)..........
*(a)(12)    Text of press release issued by Conrail,
            dated November 25, 1996.......................
*(a)(13)    Text of press release issued by CSX, dated
            November 26, 1996 (incorporated by reference
            to Exhibit (a)(23) to the CSX 14D-9)..........
*(a)(14)    Text of press release issued by Conrail and
            CSX dated December 5, 1996....................
*(a)(15)    Text of press release issued by Conrail and
            CSX dated December 10, 1996 (incorporated by
            reference to Exhibit (a)(8) to the
            Solicitation/Recommendation Statement on
            Schedule 14D-9 of Conrail dated December 6,
            1996, as amended, relating to the second
            tender offer by CSX (the "Second
            CSX 14D-9"))..................................
*(a)(16)    Text of press release issued by CSX and
            Conrail dated December 19, 1996
            (incorporated by reference to Exhibit
            (a)(12) to the Second CSX 14D-9)..............
*(a)(17)    Text of press release issued by Conrail
            dated December 20, 1996 (incorporated by
            reference to Exhibit (a)(13) to the Second
            CSX 14D-9)....................................
*(a)(18)    Text of joint advertisement published by
            Conrail and CSX on December 10, 1996
            (incorporated by reference to Exhibit
            (a)(14) to the Second CSX 14D-9)..............
*(a)(19)    Text of joint advertisement published by
            Conrail and CSX on December 12, 1996
            (incorporated by reference to Exhibit
            (a)(15) to the Second CSX 14D-9)..............
*(a)(20)    Text of joint press release issued by
            Conrail and CSX on January 9, 1997
            (incorporated by reference to
            Exhibit (a)(16) to the Second CSX 14D-9)......
*(a)(21)    Text of joint press release issued by
            Conrail and CSX on January 13, 1997
            (incorporated by reference to
            Exhibit (a)(17) to the Second CSX 14D-9)......

Exhibit                  Description                         Page No.
-------                  -----------                         --------

 (a)(22)    Text of joint press release issued by
            Conrail and CSX dated January 15, 1997
            (incorporated by reference to
            Exhibit (a)(18) to the CSX 14D-9).............
 (b)        Not applicable................................
*(c)(1)     Pages 4-5 and 9-14 of Conrail's Proxy
            Statement dated April 3, 1996 (incorporated
            by reference to Exhibit (c)(7) to the CSX
            14D-9)........................................
*(c)(2)     Employment Agreement of Mr. David M. LeVan
            dated as of October 14, 1996 (incorporated
            by reference to Exhibit (c)(5) to the CSX
            14D-9)........................................
*(c)(3)     Change of Control Agreement of Mr. David M.
            LeVan dated as of October 14, 1996
            (incorporated by reference to Exhibit (c)(6)
            to the CSX 14D-9).............................
*(c)(4)     First Amended Complaint in Norfolk Southern
            et al. v. Conrail Inc., et al., No. 96-CV-
            7167, filed on October 28, 1996 in the
            United States District Court for the Eastern
            District of Pennsylvania (incorporated by
            reference to Exhibit (c)(9) to the
            CSX 14D-9)....................................
*(c)(5)     Second Amended Complaint in Norfolk Southern
            et. al. v. Conrail Inc., et al.,
            No. 96-CV-7167, filed on November 15, 1996
            in the United States District Court for the
            Eastern District of Pennsylvania
            (incorporated by reference to
            Exhibit (c)(12) to the CSX 14D-9).............
*(c)(6)     Text of opinion of Judge Donald VanArtsdalen
            of the United States District Court for the
            Eastern District of Pennsylvania as
            delivered from the bench on November 20,
            1996..........................................
*(c)(7)     Conrail's Definitive Proxy Statement, dated
            November 25, 1996.............................

Exhibit                  Description                         Page No.
-------                  -----------                         --------

*(c)(8)     Answer and Defenses of Conrail, CSX and the
            individual defendants to Second Amended
            Complaint, and Counterclaim of Conrail and
            CSX in Norfolk Southern et al. v. Conrail
            Inc. et al., filed on December 5, 1996, in
            the United States District Court for the
            Eastern District of Pennsylvania..............
*(c)(9)     Second Amendment to Agreement and Plan of
            Merger dated as of December 18, 1996,
            (incorporated by reference to
            Exhibit (c)(10) to the Second CSX 14D-9)......
*(c)(10)    Form of Amended and Restated Voting Trust
            Agreement (incorporated by reference to
            Exhibit (c)(11) to the Second
            CSX 14D-9)....................................
*(c)(11)    Text of opinion of Judge Donald VanArtsdalen
            of the United States District Court for the
            Eastern District of Pennsylvania as
            delivered from the bench on
            January 9, 1997 (incorporated by reference
            to Exhibit (c)(12) to the Second CSX 14D-9)...
*(c)(12)    Text of STB Decision No. 5 of STB Finance
            Docket No. 33220 dated January 8, 1997
            (incorporated by reference to
            Exhibit (c)(13) to the Second CSX 14D-9)......


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* Previously filed